                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                          DATRON SYSTEMS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  238173 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Denise Hale
                          945 Green Street, Apt. No. 6
                  San Francisco, California  94133      (415)
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 15, 1997
-------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 4 pages

-----------------------                                  ---------------------
  CUSIP NO. 238173 10 8                 13D                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Denise Hale
      ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                         Not Applicable

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                  [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:  70,003 shares of Common Stock
    NUMBER                held by the Denise Hale Trust; Ms. Hale is the sole
                          trustee of the Denise Hale Trust and is the sole
      OF                  beneficiary under the Denise Hale Trust
                   -----------------------------------------------------------
    SHARES            8   SHARED VOTING POWER:  54,091 shares held by the
                          Prentis Cobb Hale Trust; Ms. Hale is one of three
 BENEFICIALLY             trustees of the Prentis Cobb Hale Trust and is the
                          sole beneficiary under the Prentis Cobb Hale Trust
   OWNED BY        -----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER:  70,003 shares of Common
     EACH                 Stock held by the Denise Hale Trust; Ms. Hale is the
                          sole trustee of the Denise Hale Trust and is the sole
   REPORTING              beneficiary under the Denise Hale Trust
                   -----------------------------------------------------------
    PERSON           10   SHARED DISPOSITIVE POWER:  54,091 shares held by
                          the Prentis Cobb Hale Trust; Ms. Hale is one of three
     WITH                 trustees of the Prentis Cobb Hale Trust and is the
                          sole beneficiary under the Prentis Cobb Hale Trust
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     124,094
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                        [  ]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                                        4.05%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                                                          IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment is filed by and on behalf of Denise Hale. It amends the
Schedule 13D filed with the Commission by Ms. Hale on February 16, 1996 (the "Schedule 13D") for shares of Common Stock of Datron Systems Incorporated held by Ms. Hale. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D. Only those items amended are reported herein.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

          This Amendment is filed on behalf of Denise Hale, 945 Green Street, Apt. No. 6, San Francisco, California 94133. Ms. Hale is not currently employed. During the last five years, Ms. Hale has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Hale is a citizen of the United States.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

          (a)-(b): The aggregate number of shares of Common Stock beneficially owned by Ms. Hale is 124,094 shares, of which 70,003 shares are held by the Denise Hale Trust and 54,091 shares of which are held by the Prentis Cobb Hale Trust. Ms. Hale is the sole beneficiary under both trusts. Ms. Hale is the sole trustee of the Denise Hale Trust and is one of three trustees of the Prentis Cobb Hale Trust.

          (c): Between February 16, 1996 and October 15, 1997, Ms. Hale sold approximately 103,646 shares of Common Stock in the open market at the then prevailing market prices of the Common Stock. Following the sales, Ms. Hale beneficially owns 124,094 shares of Common Stock.

          (d): Not applicable.

          (e): As of October 15, 1997, Ms. Hale ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of Datron Systems Incorporated.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 1998



                              By:  /s/ DENISE HALE
                                 -------------------------
                                 Denise Hale